Myriad Genetics, Inc.
322 North 2200 West
Salt Lake City, UT 84116

March 2, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chris Edwards
Re:    Myriad Genetics, Inc.
Registration Statement on Form S-3
Filed February 24, 2026
File No. 333-293681 (the “Registration Statement”)
Acceleration Request
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Myriad Genetics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement to Wednesday, March 4, 2026, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
Please contact Daniel T. Kajunski, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-1715 with any questions regarding this request.
Very truly yours,
MYRIAD GENETICS, INC.
/s/ Samraat S. Raha
Samraat S. Raha
President and Chief Executive Officer

cc:    Myriad Genetics, Inc.
    Justin D. Hunter, Senior Vice President, Legal Affairs, Corporate Secretary